UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: April 6, 2009

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: April 6, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release                                                                      Date: April 6, 2009

09-07-TC

Teck Announces US$300 million Andacollo Gold Royalty Transaction

Vancouver BC - Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that Compañia Minera Carmen de Andacollo has agreed with Royal Gold Inc. (NASDAQ: RGLD; TSX: RGL) to sell an interest in the gold production from the Andacollo mine for US$300 million. Gross proceeds from this transaction attributable to Teck’s 90% interest in Andacollo will be US$270 million. ENAMI, a Chilean State owned entity dedicated to the promotion and development of small and medium sized mining in Chile holds the remaining 10% interest in Andacollo.

Royal Gold will pay US$100 million in cash plus approximately 4.45 million Royal Gold common shares valued at US$200 million based on a 5 day trailing volume weighted average price of US$44.90 per share. To the extent that Royal Gold completes a public offering of shares prior to closing, the cash portion of the purchase price will be increased by 50% of the net proceeds of the offering and the stock portion of the purchase price will be decreased by 50% of the shares sold in the offering.

Under the agreement, Royal Gold is entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of payable gold (the current projected life of mine gold production), and thereafter to payment based on 50% of any payable gold production above 910,000 ounces. As with royalty agreements in general, Royal Gold also assumes the production risk associated with the mining and processing of the gold. Closing of the transaction is subject to customary conditions, including satisfactory completion of limited due diligence, there being no withdrawal or threatened withdrawal of material project permits, and completion of concentrate marketing agreements for a specified percentage of concentrate production from Andacollo. The transaction is expected to close in the second quarter of 2009.

The transaction with Royal Gold will provide more than sufficient funding to complete construction of the Andacollo expansion project, relieving Teck of a substantial funding obligation in 2009, and will also enable Teck to repatriate surplus funds from Chile to apply to the bridge loan associated with the Fording acquisition. For accounting purposes, no gain or loss will be recorded. The proceeds received will be accounted for as deferred revenue and amortized to revenue based on the gold sold over the life of the hypogene project.

The Andacollo mine is located 350 kilometres north of Santiago. The mine is currently constructing a concentrate project that is expected to produce an estimated 168 million pounds of copper and 53,000 ounces of gold in concentrate annually on average over the first 10 years of production. The project is expected to be commissioned and achieve first concentrate production in the fourth quarter of 2009. Full commercial production is expected to be reached in the first half of 2010.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario) and comparable legislation in other jurisdictions. Forward-looking statements and information can be identified by the use of words such as “expects”,  “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements as to the future production of and schedule for completion of the Andacollo hypogene project, the schedule for closing of the Royal Gold transaction and the use of proceeds thereof, and management’s plans concerning the reduction and refinancing of debt incurred in connection with the acquisition of the assets of Fording. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, credit market conditions, the accuracy of capital cost estimates and the progress of construction at Andacolllo. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to project development generally, including the risk of escalation in capital costs, loss of permits, litigation and other unanticipated events, changes in general economic conditions or conditions in commodities, credit and financial markets, operational risks common to Teck’s mining and processing operations and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Investor Relations Contact: Greg Waller Vice President, Investor Relations & Strategic Analysis Teck Cominco Limited (604) 699-4014 email: greg.waller@teck.com

Media Contacts:

North America – Sarah Goodman
Director, Corporate Affairs
Teck Cominco Limited
(604) 699 4407
email: sarah.goodman@teck.com

South America – David Baril
Vice President, Copper, Chile Operations
Teck Cominco Limited
56.2.4645706
Email: david.baril@teck.com

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